Exhibit 2.3

INDEMNIFICATION AGREEMENT

This Indemnification Agreement (this “Agreement”), dated as of May 30, 2014, is entered into among SCEPTER CORPORATION, an Ontario corporation (“Scepter”), SHI PROPERTIES INC., an Ontario corporation (“SHI”), ECO ONE HOLDINGS, INC., a Delaware corporation (“Eco One” and collectively with Scepter and SHI, the “Sellers”), CA ACQUISITION INC., a Canada corporation (“Crown Canada”), and CROWN US ACQUISITION COMPANY, an Ohio corporation (“Crown US” and with Crown Canada, the “Buyers” and together with the Sellers, the “Parties” and, individually, each a “Party”).

RECITALS

WHEREAS, Scepter is engaged in the business of designing, manufacturing and distributing unique molded plastic products, including portable fuel containers (the “Business”);

WHEREAS, SHI owns certain real property that is leased to Scepter for use in the Business (the “SHI Property”);

WHEREAS, Scepter, SHI, and Crown Canada have entered into that certain Asset Purchase Agreement, dated as of the date hereof (the “Scepter Purchase Agreement”) whereby (a) Scepter has agreed to sell, and Crown Canada has agreed to purchase from Scepter, substantially all the assets of the Business; and (b) SHI has agreed to sell, and Crown Canada has agreed to purchase from SHI, the SHI Property (collectively, the “Scepter Acquisition”);

WHEREAS, Eco One owns all of the issued and outstanding membership units (collectively, the “Units”) of (i) Eco One Leasing, LLC (“Eco One Leasing”), a Delaware limited liability company, and (ii) Scepter Manufacturing, LLC (“Scepter Manufacturing”), a Delaware limited liability company;

WHEREAS, Eco One and Crown US have entered into that certain Unit Purchase Agreement, dated as of the date hereof (the “Eco One Purchase Agreement” and together with the Scepter Purchase Agreement, the “Purchase Agreements”) whereby Eco One has agreed to sell, and Crown US has agreed to purchase from Eco One, the Units (the “Eco One Acquisition” and together with the Scepter Acquisition, the “Acquisitions”); and

WHEREAS, as a condition to the consummation of the Acquisitions, the Parties are entering into this Agreement to establish the indemnification rights and obligations of the parties pursuant to the Purchase Agreements.

NOW, THEREFORE, in consideration of the mutual covenants and agreements hereinafter set forth and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

1.1 Definitions. In this Agreement:

(a) “Losses” means, without duplication, any and all direct and foreseeable loss, liability, obligation, damage, cost or expense resulting from or arising out of any claim for indemnification pursuant to this Agreement, including the costs and expenses of any action, suit, proceeding, investigation, demand, assessment, reassessment, judgment, settlement or compromise related thereto, all interest, fines and penalties, the reasonable cost of pursuing any insurance providers and reasonable lawyers’, experts’ and consultants’ fees and expenses incurred in connection therewith; provided, however:

(i) excluding punitive damages, except in the case of fraud or to the extent actually awarded to a Governmental Authority or other third party;

(ii) excluding any contingent liability until it becomes actual;

(iii) excluding incidental and special damages;

(iv) excluding any and all loss, obligation, damage, cost or expense incurred, resulting from or arising out of any claim by a Third Party pertaining to the failure of any of the Sellers or the Companies to obtain any consent, as set forth in Section 4.03 of the Disclosure Schedules to the Scepter Purchase Agreement or Section 3.05 of the Disclosure Schedules to the Eco One Purchase Agreement, on or before the Closing, and, for greater certainty, notwithstanding Section 2.04 of the Scepter Purchase Agreement; and

(v) reduced by any recovery, settlement or otherwise under or pursuant to any insurance coverage, or pursuant to any claim, recovery, settlement or payment by or against any other Persons.

(b) “Fundamental Representations” means any of:

(i) the following sections of the Scepter Purchase Agreement: Sections 4.01 (Organization and Qualification of Sellers), 4.02 (Authority of Sellers), 4.08 (Title to Purchased Assets), 4.09 (Condition and Sufficiency of Assets), 4.21 (Taxes), and 4.26 (Brokers); and

(ii) the following sections of the Eco One Purchase Agreement: Sections 3.01 (Organization and Authority of Seller), 3.02 (Organization, Authority and Qualification of the Companies), 3.03 (Capitalization), 3.22 (Taxes), and 3.28 (Brokers).

Capitalized terms not defined in this Agreement shall have the meanings set forth in the Purchase Agreements. In the event of any inconsistency between the respective meanings of capitalized terms defined in each of the Purchase Agreements, any such term shall be interpreted as broadly as possible to eliminate such inconsistency.

1.2 Indemnification by Scepter, SHI and Eco One. Subject to the terms and conditions of this Agreement, after the Closing, Scepter, SHI and Eco One shall, jointly and severally, indemnify, defend, release and hold harmless Crown Canada, Crown US and their respective Affiliates and, to the extent named or involved in any Third Party Claim, their respective officers, directors, agents, and employees (each a “Buyer Indemnitee”) from and against any and all Losses actually suffered, incurred, sustained or required to be paid by each such party resulting from, arising out of or relating to the following without duplication:

(a) any inaccuracy in or breach of any representation or warranty made by Scepter, SHI, Eco One or any of their Affiliates in the Transaction Documents;

(b) to the extent not performed, fulfilled or waived prior to Closing, any breach or non-fulfillment of any covenant, agreement or obligation to be performed by Scepter, SHI, Eco One or any of their Affiliates pursuant to the Transaction Documents;

(c) any Excluded Asset or any Excluded Liability;

(d) except to the extent it constitutes an Assumed Liability with respect to Scepter or SHI, any Third Party Claim based upon, resulting from or arising out of the business, operations, properties, assets or obligations of Scepter, SHI or Eco One or any of their Affiliates conducted, existing or arising prior to the Closing Date;

(e) those matters identified on Schedule 1.2(e) attached hereto and incorporated herein;

(f) any Taxes (or the nonpayment, non-collection, non-withholding or non-remittance thereof) of Scepter, SHI, Eco One Leasing or Scepter Manufacturing for, or with respect to, a Pre-Closing Tax Period, any Taxes of any Person imposed in any manner on Scepter, SHI, Eco One Leasing or Scepter Manufacturing as a transferee, successor, by contract, operation of law or otherwise with respect to a Pre-Closing Tax Period or a transaction or event occurring prior to the Closing, and, subject to Section 6.14 of the Scepter Purchase Agreement and Section 6.01(b) of the Eco One Purchase Agreement, any Taxes attributable to the transactions contemplated by the Purchase Agreements;

(g) any liabilities of Eco One Leasing or Scepter Manufacturing related to all employee and retirement-related liabilities incurred prior to the Closing Date, including pension, severance, health and life insurance benefits, workers’ compensation, and accident and sickness benefits and statutory remittances and taxes;

(h) any liabilities of Eco One Leasing or Scepter Manufacturing related to product liability obligations for services provided or goods manufactured and/or shipped prior to the Closing; or

(i) the waiver of compliance with the provisions of the Bulk Sales Act (Ontario) and any other bulk sales, bulk transfer or similar Laws of any jurisdiction in accordance with Section 6.12 of the Scepter Purchase Agreement.

1.3 Indemnification by Crown Canada and Crown US. Subject to the terms and conditions of this Agreement, after the Closing, Crown Canada and Crown US shall, jointly and severally, indemnify, defend, release and hold harmless Scepter, SHI, Eco One and their respective Affiliates and, to the extent named or involved in any Third Party Claim, their respective officers, directors, agents, and employees (each a “Seller Indemnitee”) from and against any and all Losses actually suffered, incurred, sustained or required to be paid by each such party resulting from, arising out of or relating to:

(a) any inaccuracy in or breach of any representation or warranty made by Crown Canada or Crown US in the Transaction Documents;

(b) to the extent not performed, fulfilled or waived prior to Closing, any breach or non-fulfillment of any covenant, agreement or obligation to be performed by Crown Canada or Crown US pursuant to the Transaction Documents; or

(c) any Assumed Liability.

1.4 Direct Claims. In the event a Seller Indemnitee, on the one hand, or a Buyer Indemnitee, on the other hand, (each an “Indemnified Party”) desires to make a claim (a “Direct Claim”) for indemnification pursuant to Sections 1.2 or 1.3 against another party (the “Indemnifying Party”), the Indemnified Party shall give prompt written notice of the claim (a “Direct Claim Notice”) to the Indemnifying Party, describing, in reasonable detail, the nature of the claim. The failure to give, or a delay in giving, a Direct Claim Notice does not relieve the Indemnifying Party of its obligations except and only to the extent of any prejudice caused to the Indemnifying Party by that failure or delay. Following receipt of a Direct Claim Notice, the Indemnifying Party shall have 60 days to make such investigation of the Direct Claim as is considered necessary or desirable. For the purpose of that investigation, the Indemnified Party shall make available to the Indemnifying Party the information relied on by the Indemnifed Party to substantiate the Direct Claim, together with such information as the Indemnifying Party may reasonably request. If the Parties agree at or prior to the expiry of this 60 day period (or prior to the expiry of any extension of this period agreed to by the Parties) as to the validity and amount of that Direct Claim, the Indemnifying Party shall immediately pay to the Indemnifed Party the full amount as agreed to by the Parties of the Direct Claim, failing which the matter shall be referred to binding arbitration in accordance with Section 1.10.

1.5 Third Person Claims.

(a) Notwithstanding any other provision in this Agreement to the contrary, if any third party shall notify an Indemnified Party with respect to any matter (a “Third Party Claim”) which may give rise to a claim for indemnification against an Indemnifying Party pursuant to Sections 1.2 or 1.3, then the Indemnified Party shall promptly notify the Indemnifying Party thereof in writing (a “Third Party Claim Notice” and together with a Direct Claim Notice, a “Claim Notice”), which notice shall specify with reasonable particularity (to the extent the information is available) the factual basis for the Third Party Claim and the amount of the Losses, if known. The failure to give, or a delay in giving, a Third Party Claim Notice does not relieve the Indemnifying Party of its obligations except and only to the extent of any prejudice caused to the Indemnifying Party by that failure or delay.

(b) The Indemnifying Party will have the right to assume control of the defence, compromise or settlement of the Third Party Claim with counsel of its choice reasonably satisfactory to the Indemnified Party so long as (i) the Indemnifying Party notifies the Indemnified Party in writing, within 30 days after the Indemnified Party has given notice of the Third Party Claim, that the Indemnifying Party will indemnify the Indemnified Party from and against the entirety of any adverse consequences the Indemnified Party may suffer resulting from, arising out of, relating to, in the nature of, or caused by the Third Party Claim, (ii) settlement of, or an adverse judgment with respect to the Third Party Claim will not establish a precedential custom or practice adverse in any material respect to the continuing business interests of any Buyer Indemnitee; and (iii) the Indemnifying Party conducts the defense, compromise or settlement of the Third Party Claim actively and diligently.

(c) So long as the Indemnifying Party is conducting the defense of the Third Party Claim in accordance with Section 1.5(b): (i) the Indemnified Party may retain separate co-counsel at its sole cost and expense and participate in the defense of the Third Party Claim, and (ii) the Indemnifying Party may not consent to the entry of any judgment or enter into any settlement with respect to the Third Party Claim without the prior written consent of the Indemnified Party, which consent shall not be unreasonably or arbitrarily withheld, delayed or conditioned.

(d) In the event any condition set forth in Section 1.5(b) is or becomes unsatisfied, (i) the Indemnified Party may assume control of the defence, compromise and settlement of the Third Party Claim and shall be entitled to retain counsel as in its sole discretion may appear advisable, the whole at the Indemnifying Party’s sole cost and expense, (ii) the Indemnifying Party shall not have the right to control but may participate in the defense, compromise or settlement of the Third Party Claim at its sole cost and expense, and (iii) the Indemnified Party may not consent to the entry of any judgment or enter into any settlement with respect to the Third Party Claim without the prior written consent of the Indemnifying Party, which consent shall not be unreasonably withheld, delayed or conditioned.

1.6 Limitations; Survival.

(a) Sellers shall not be required to indemnify any of the Buyers for any individual item where the Loss relating to such claim (or any series of claims arising from the same or substantially similar facts or circumstances) is less than US $25,000.00 (the “Eligible Claim Threshold”).

(b) The Buyer Indemnitees will be entitled to indemnification pursuant to Section 1.2(a) only to the extent that the aggregate amount of all Losses suffered by all Buyer Indemnitees, in the aggregate exceeds US $1,650,000.00 (the “Basket”) and solely to the extent that such Losses exceed the Basket.

(c) Notwithstanding anything to the contrary herein, each of the Eligible Claim Threshold and the Basket shall not apply to claims for indemnification pursuant to (i) Section 1.2(a) for any inaccuracy in or breach of a Fundamental Representation, (ii) any claim involving fraud, or (iii) Sections 1.2 (b) through (i).

(d) The representations and warranties of the Parties contained in the Transaction Documents, and the right of the Parties to indemnification pursuant to Sections 1.2(a) or 1.3(a) shall survive the Closing and continue in full force and effect until the 24-month anniversary of the Closing Date (the “Expiration Date”); provided, however, that

(i) there will be no expiration date for claims for indemnification pursuant to Sections 1.2(a) or 1.3(a), as a result of any inaccuracy in or breach of the representations and warranties set forth in: (A) the following Sections of the Scepter Purchase Agreement: Sections 4.01 (Organization and Qualification of Sellers), 4.02 (Authority of Sellers), 4.08 (Title to Purchased Assets), 5.01 (Organization of Buyers) and 5.02 (Authority

of Buyers); or (B) the following Sections of the Eco One Purchase Agreement: Sections 3.01 (Organization and Authority of Seller), 3.02 (Organization, Authority and Qualification of the Companies), 3.03 (Capitalization), and 4.01 (Organization and Authority of Buyer);

(ii) the Expiration Date for claims for indemnification pursuant to Section 1.2(a) as a result of any inaccuracy in or breach of the representations and warranties set forth in Section 4.18 (Environmental Matters) of the Scepter Purchase Agreement and Section 3.19 (Environmental Matters) of the Eco One Purchase Agreement shall be the 6-year anniversary of the Closing Date;

(iii) the Expiration Date for claims for indemnification pursuant to Section 1.2(a) as a result of any inaccuracy in or breach of the representations and warranties set forth in Section 4.19 (Employee Benefit Matters) of the Scepter Purchase Agreement and Section 3.20 (Employee Benefit Matters) of the Eco One Purchase Agreement shall be 60 days after the expiration date of any applicable statute of limitations and the duration of any suspension, waiver or extension thereof;

(iv) the Expiration Date for claims for indemnification pursuant to Section 1.2(a) as a result of any inaccuracy in or breach of the representations and warranties set forth in Section 4.21 (Taxes) of the Scepter Purchase Agreement shall be 60 days after the date after which the relevant Governmental Authority shall no longer be entitled, taking into account any waivers filed or granted in respect of Taxes, to assess or reassess liability for Taxes in respect thereof, provided, for greater certainty, that if Scepter or SHI or any other Person has made any misrepresentation that is attributable to neglect, carelessness or wilful default or has committed any fraud in filing a Tax Return or in supplying any information under Applicable Laws, or has had dealings with any non-resident person not dealing at arm’s length within the meaning of the Income Tax Act (Canada), the representations and warranties of Scepter and SHI in Section 4.21 of the Scepter Purchase Agreement in respect of, or related to, Taxes shall continue in full force and effect without limitation of time to the extent that the assessment or reassessment period can be extended because of such circumstances or as a result of any such waivers filed under Applicable Laws; and

(v) the Expiration Date for claims for indemnification pursuant to Section 1.2(a) as a result of any inaccuracy in or breach of the representations and warranties set forth in Section 3.22 (Taxes) of the Eco One Purchase Agreement shall be 60 days after the last date on which an assessment, reassessment or other document issued by an applicable taxing authority determining Tax liability may be issued.

(e) All covenants and agreements of the Parties contained in the Transaction Documents shall survive the Closing indefinitely or for the period explicitly specified therein.

(f) Notwithstanding anything to the contrary herein:

(i) the right of the Parties to indemnification pursuant to Sections 1.2(c) (other than for Excluded Liabilities related to Taxes which shall survive for the period specified in Section 1.6(d)(iv)), (d), (e) and (h) shall survive the Closing and continue in full force and effect until the 6-year anniversary of the Closing Date;

(ii) the right of the Parties to indemnification pursuant to Sections 1.2(f), (g) and (i) shall survive the Closing and continue in full force and effect until 60 days after the expiration date of any applicable statute of limitations and the duration of any suspension, waiver or extension thereof; and

(iii) (A) no claim for indemnification under this Agreement shall be made with respect to any representation or warranty herein after the Expiration Date, if any, set forth in Section 1.6(d) for such representation or warranty; (B) no Indemnifying Party shall be obligated to provide such indemnification to any Indemnified Party unless the Indemnifying Party shall have provided written notice prior to the applicable Expiration Date, and (C) any claim for indemnification under this Agreement pending on any applicable Expiration Date for which written notice has been provided to the Indemnifying Party on or before such Expiration Date may continue to be asserted and indemnified against until finally resolved.

1.7 Exclusive Remedy. Except (i) as otherwise stated in this Agreement, (ii) for enforcement of the restrictive covenants as set forth in the Purchase Agreements, or (iii) for any claim based on fraud or intentional misrepresentation, the indemnification provisions of this Agreement shall be the exclusive remedy following the Closing for any inaccuracies in or breaches of, or alleged inaccuracies in or breaches of, any representation, warranty or other provision of the Transaction Documents. Each of the Parties, on behalf of itself and its officers, directors, employees, shareholders, partners, affiliates, agents or representatives (collectively, such Party’s “Representatives”) agrees not to bring any actions or proceedings, at Law, equity or otherwise, against any other Party or its Representatives, in respect of any inaccuracies in or breaches of, or alleged inaccuracies in or breaches of, any representation, warranty or other provision of the Transaction Documents, except pursuant to the express provisions of this Agreement. The Parties hereby agree that no Party has made any representations and warranties, express or implied, with respect the Transaction Documents or the matters contemplated thereby, except as explicitly set forth in the Transaction Documents.

1.8 Limitations.

(a) Scepter, SHI, and Eco One shall not be liable for Losses pursuant to Sections 1.2(a) in excess of US $41,250,000.00 (the “Cap”). The Cap shall not apply in the case of fraud or where a party would reasonably be entitled to an equitable remedy in accordance with the Transaction Documents.

(b) The amount of any indemnification payment made by an Indemnifying Party pursuant to this Agreement shall be reduced by the amount of any actual net reduction in cash payments for federal, state, provincial or local income Taxes realized by the Indemnified Party as a result of the Losses giving rise to such indemnification payment. If the indemnification payment is paid prior to the Indemnified Party realizing any actual reduction in cash payments for federal, state, provincial or local income Taxes within or with respect to the taxable year in which such Losses arose, then the Indemnified Party shall pay the amount of such actual reduction in cash payments for Taxes to the Indemnifying Party in cash within ten (10) days of the Indemnified Party’s realization of such actual reduction in cash payments for federal, state, provincial or local income Taxes (but not in excess of the indemnification payment received from the Indemnifying Party with respect to such Losses). For purposes of the preceding two sentences, (i) the Indemnified Party shall be deemed to have realized an actual reduction in cash payments for federal, state, provincial or local income Taxes with respect to a taxable year if, and to the extent that, the Indemnified Party’s cumulative liability for federal, state, provincial and local income Taxes from the Closing Date through the end of such taxable year, calculated by excluding any Tax items attributable to the Losses from all taxable years, exceeds the Indemnified Party’s actual cumulative liability for Taxes through the end of such taxable year, calculated by taking into account any Tax items attributable to the amount of Losses for all taxable years (to the extent permitted by relevant Tax law and treating such Tax items as the last items claimed for any taxable year), and (ii) the amount determined as provided in clause (i) above shall be reduced by any Tax detriment that the Indemnified Party suffers or is reasonably expected to suffer as a result of the receipt of any related indemnification payment (including as a result of any decrease in the Tax basis in its assets).

(c) The amount of any Loss in respect of a Direct Claim after the Closing Date with respect to which an Indemnified Party or its Representatives is to be indemnified pursuant to this Agreement shall not include consequential damages incurred by such Indemnified Party or its Representatives or punitive damages. The amount of any Loss in respect of a Third Party Claim with respect to which an Indemnified Party or its Representatives is to be indemnified pursuant to this Agreement, which for greater certainty shall involve a claim by a third party that is not an Affiliate of the Indemnified Party or its Representatives, shall include consequential and punitive damages to the extent such damages are included in the amount of the Third Party Claim.

1.9 Manner of Payment.

(a) Except as otherwise stated herein, any indemnification payment owed pursuant to this Agreement (i) in the case of any amount owed to any Buyer Indemnitee shall be effected by

(A) first, the applicable Buyer notifying the Escrow Agent to pay to such Buyer Indemnitee, as applicable, by cashier’s check or certified check or by wire transfer of immediately available U.S. funds, the amount of any such Loss from the General Escrow (as such term is defined in the Escrow Agreement entered into by and between the Parties and JPMorgan Chase Bank, NA, as the Escrow Agent, at Closing) together with the accrued interest thereon from the date of final determination of the amount of such Loss;

(B) second, to the extent either the remaining funds held under the Escrow Agreement are no longer available (for whatever reason) or are insufficient to cover the amount of any such Loss, then Scepter, SHI, and Eco One shall jointly and severally pay to such Buyer Indemnitee, as applicable, by cashier’s check or certified check or by wire transfer of immediately available U.S. funds, the amount of any such Loss (and the accrued interest thereon from the date of final determination of the amount of such Loss) net of any amount of such Loss paid from the General Escrow, and (ii) in the case of any amount owed to a Seller Indemnitee, Crown Canada or Crown US, as applicable, shall pay to such Seller Indemnitee by cashier’s check or certified check or by wire transfer of immediately available U.S. funds, the amount of any such Loss (and the accrued interest thereon from the date of final determination of the amount of such Loss). Notwithstanding any provision to the contrary herein, in no event shall the payment of any funds from the General Escrow limit any other remedies any Buyer Indemnitee may have against any of Scepter, SHI and Eco One.

(b) For any payment that becomes due under the terms of this Agreement, interest shall accrue at a rate of interest per annum equal to the “prime rate” in effect from time to time (as published by the Wall Street Journal) from the date such payment is due until the date of payment (and any interest accrued thereon) is fully paid. Interest on any such unpaid amount hereunder shall be compounded semi-annually and computed on the basis of a 360-day year.

(c) All indemnification payments to be made pursuant to this Agreement shall be made in U.S. dollars and, if necessary, the amount of any such indemnification payment shall be determined by converting the amount due into U.S. dollars by applying the exchange rate published by the Wall Street Journal for the close of business on the day immediately preceding the date of final determination of the amount of the indemnification payment.

(d) In connection with the payment of any indemnification claim under this Agreement, the Parties shall mutually agree upon an allocation of such payment amount to either the Scepter Acquisition or the Eco One Acquisition, and any indemnification payment made by any Party will be treated as an adjustment to the Purchase Price under the Scepter Purchase Agreement or the Eco One Purchase Agreement in accordance with such allocation.

1.10 Resolution of Disputes. In the event that any Indemnifying Party disagrees with (i) the fact that any matter set forth in a Claim Notice is subject to indemnification pursuant to this Agreement, (ii) the timeliness of a Claim Notice, (iii) the manner of calculation of Losses set forth in a Claim Notice, including the application of any of the limitations set forth in this Agreement, or (iv) any other matter set forth in a Claim Notice, then such Party shall deliver written notice of any such dispute to the Indemnified Party that provided such Claim Notice (a “Notice of Disagreement”). The Indemnifying Party and the Indemnified Party shall negotiate to resolve such Notice of Disagreement. If the Indemnifying Party and the Indemnified Party, notwithstanding such effort, fail to resolve such Notice of Disagreement within 60 days after receipt by the Indemnified Party of the Notice of Disagreement, then the Indemnifying Party and the Indemnified Party agree to jointly engage a lawyer with an independent regional, national or international law firm or an accountant with an accounting firm, as appropriate, in each case having experience in arbitrations and expertise in the matters under dispute (the “Independent Arbitrator”) to resolve such Notice of Disagreement by arbitration administered in accordance with the provisions of the Arbitration Act, 1991 (Ontario) and any amendments thereto. The seat of arbitration will be the City of Toronto and the language of arbitration shall be English. As promptly as practicable thereafter, but in no event later than 20 days after the Independent Arbitrator has notified the Indemnifying Party and the Indemnified Party it has accepted the engagement and settled any outstanding terms of reference or procedure, the Indemnifying Party and the Indemnified Party shall each prepare and submit a written submission to the Independent Arbitrator and the other Party. As soon as practicable thereafter, but in no event later than 10 days thereafter, the Indemnifying Party and the Indemnified Party may submit to the Independent Arbitrator and the other Party a written response to the other Party’s written submission. The Indemnifying Party and the Indemnified Party shall cause the Independent Arbitrator as soon as practicable thereafter to determine the matters set forth in the Notice of Disagreement having regard to the terms of this Agreement and the Transaction Documents and the written submissions of the Parties. All determinations made by the Independent Arbitrator, including matters of procedure to be followed if not provided for herein, will be final, conclusive and binding on the Parties. The determination so made by the Independent Arbitrator shall be incorporated into the original Claim Notice and any payment to be made as a result of such Claim Notice shall be made within 5 days thereafter.

1.11 Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the Parties and their respective successors and permitted assigns, but shall not be assignable by any of the Sellers, on the one hand, or any of the Buyers, on the other hand, without the prior written consent of the other Party; provided, however, that the Buyers shall have the right to assign any or all of their rights under this Agreement to either of their lenders, any of their Affiliates or any successor in interest to the business of either Buyer, in each case without the prior written consent of the Sellers.

1.12 Third Party Beneficiaries. This Agreement shall not benefit or create any legal or equitable right, remedy or claim in or on behalf of any Person other than the Parties; provided, however, that (i) with respect to any Buyer Indemnitee who is not a party to this Agreement, Scepter, SHI, and Eco One shall obtain and hold the rights and benefits of Section 1.2 in trust for and on behalf of such Buyer Indemnitee and (ii) with respect to any Seller Indemnitee who is not a party to this Agreement, Crown Canada and Crown US shall obtain and hold the rights and benefits of Section 1.3 in trust for and on behalf of such Seller Indemnitee. This Agreement and all of its provisions and conditions are for the sole and exclusive benefit of the Parties and their respective successors and assigns.

1.13 Notices. Any and all notices or other communications or deliveries required or permitted to be provided hereunder shall be in writing and shall be deemed given and effective on the earliest of (i) the date of transmission, if such notice or communication is delivered via facsimile at the facsimile telephone number specified in this Section 1.13 prior to 5:00 p.m. (New York time) on a Business Day, (ii) the Business Day after the date of transmission, if such notice or communication is delivered via facsimile at the facsimile telephone number specified in this Agreement later than 5:00 p.m. (New York time) on any date and earlier than 11:59 p.m. (New York time) on such date, (iii) when received, if sent by nationally recognized overnight courier service, or (iv) upon actual receipt by the party to whom such notice is required to be given. The address for such notices and communications shall be as follows:

If to Crown Canada or Crown US:

c/o Myers Industries, Inc.

1293 South Main Street

Akron, OH 44301

Attention: President and CEO

Fax: (330) 761-6290

with a copy to (which shall not constitute notice):

Benesch Friedlander Coplan & Aronoff LLP

2300 BP Tower

200 Public Square

Cleveland, OH 44114

Attn: Megan L. Mehalko, Esq.

Fax: (216) 363-4588

If to Scepter, SHI or Eco One:

c/o Mr. Robert Torokvei

165 Teddington Park Ave.,

Toronto, ON, Canada

M4N 2C7

Fax: (416) 488-1254

with a copy to (which shall not constitute notice):

Borden Ladner Gervais LLP

Scotia Plaza, 40 King St. W

Toronto, ON M5H 3Y4

Attn: Anthony Milazzo

Fax: (416) 361-2704

1.14 Complete Agreement. This Agreement and the exhibits and the schedules hereto, together with the Transaction Documents, contain the complete and exclusive statement of the terms of the agreement between the Parties with respect to the transactions contemplated hereby and thereby and supersede all prior agreements and understandings between the Parties with respect thereto.

1.15 Captions; References. The captions contained in this Agreement are for convenience of reference only and do not form a part of this Agreement. When a reference is made in this Agreement to a clause or a Section, such reference shall be to a clause or a Section of this Agreement unless otherwise indicated.

1.16 Amendment. This Agreement may be amended or modified only by a written agreement duly executed by the Parties.

1.17 Waiver. At any time prior to the Closing Date, the Parties may (a) extend the time for the performance of any of the obligations or other acts of the Parties, (b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto, or (c) waive compliance with any of the agreements or conditions contained herein, to the extent permitted by applicable Law. Any agreement on the part of a Party to any such extension or waiver shall be valid only if set forth in a writing signed on behalf of such Party.

1.18 Governing Law. This Agreement shall be governed by, and construed and enforced in accordance with, the Laws of the Province of Ontario and the federal laws of Canada applicable therein, without regard to its rules of conflict of laws.

1.19 Severability. Any term or provision of this Agreement that is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only as broad as is enforceable.

1.20 Mutual Drafting. This Agreement is the result of the joint efforts of the Sellers and the Buyers, and each provision hereof has been subject to the mutual consultation, negotiation and agreement of the Parties and there shall be no construction against either Party based on any presumption of that Party’s involvement in the drafting thereof.

1.21 Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original but all of which shall constitute but one instrument.

[Signature page follows]

IN WITNESS WHEREOF, the Parties have caused this Indemnification Agreement to be executed as of the day and year first above written.

CA ACQUISITION INC.		SCEPTER CORPORATION

By:	/s/ John C. Orr	By:	/s/ Robert Torokvei
Name: John C. Orr Title: President		Name: Robert Torokvei Title: President

CROWN US ACQUISITION COMPANY		SHI PROPERTIES INC.

By:	/s/ John C. Orr	By:	/s/ Robert Torokvei
Name: John C. Orr Title: President		Name: Robert Torokvei Title: President

ECO ONE HOLDINGS, INC.

		By:	/s/ Robert Torokvei
Name: Robert Torokvei Title: President